Exhibit 99.1

Alcon's Fourth Quarter Sales Rise 16.1 Percent

HUNENBERG, Switzerland – February 7, 2007 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,224.9 million for the fourth quarter of 2006, an increase of 16.1 percent over global sales for the fourth quarter of 2005, or 13.5 percent excluding the impact of foreign exchange fluctuations. Net earnings for the fourth quarter of 2006 were $354.7 million, or $1.16 per share on a diluted basis, compared to $60.7 million, or $0.19 per share for the fourth quarter of 2005.

Net earnings for the fourth quarter of 2005 included $207.7 million in after-tax charges, or $0.66 per share on a diluted basis, related to an adverse lower court judgment in a patent lawsuit and to damages sustained at the company's United Kingdom facility due to an explosion at an adjacent oil storage depot. Net earnings for the fourth quarter of 2005 did not include expenses related to Statement of Financial Accounting Standards ("SFAS") No. 123(R), which the company adopted in 2006. If SFAS 123(R) had been applied in the fourth quarter of 2005, the impact would have been an after-tax charge of $10.5 million, or $0.03 per share on a diluted basis. Adjusting for these items, net earnings for the fourth quarter of 2005 would have been $257.9 million, or $0.83 per share on a diluted basis. On a comparable basis, diluted earnings per share for the fourth quarter of 2006 would have risen 39.8 percent compared to adjusted diluted earnings per share for the fourth quarter of 2005.

For the full year 2006, Alcon reported global sales of $4,896.6 million, an increase of 12.1 percent over 2005 global sales of $4,368.5 million, or 11.7 percent excluding the impact of foreign exchange fluctuations. Net earnings for 2006 were $1,348.1 million, or $4.37 per share on a diluted basis, compared to $931.0 million, or $2.98 per share for the full year 2005, an increase of 44.8%.

For the full year 2005, net earnings did not include expenses related to SFAS 123(R), which had it been applied in 2005, would have resulted in an after-tax charge of $60.4 million, or $0.19 per share on a diluted basis. Net earnings for the full year 2005 did include $207.7 million in after-tax charges from the patent lawsuit and the damage to the UK facility described above, or $0.67 per share on a diluted basis. In 2006, the company settled the above-referenced patent lawsuit and recognized an after-tax benefit for the reduction of the 2005 provision for this lawsuit equal to $97.5 million, or $0.32 per diluted share. The company also recorded an impairment charge in 2006 related to certain assets of its refractive laser business that resulted in an after-tax charge of $92.0 million, or $0.30 per diluted share. Adjusting for these items, comparable net earnings for the full year 2006 would have increased 24.5 percent to $1,342.6 million, or $4.35 per share on a diluted basis, versus $1,078.3 million, or $3.46 per share on a diluted basis for the full year 2005.

A reconciliation of reported and adjusted net earnings and earnings per share for the fourth quarter and full year is included in the financial tables below.

"I am extremely pleased at how well our entire organization executed our strategic and operating plans in 2006. That we once again grew faster than the overall eye care market confirms the strategic value of our focus on eye care on a global scale. We continued to gain market share broadly across our product lines and geographies and also to build demand for advanced eye care products in emerging markets like China, India and Russia," said Cary Rayment, Alcon's chairman, president and chief executive officer.

Fourth Quarter Sales Highlights

Highlights of sales for the fourth quarter of 2006 are provided below. Unless otherwise noted, all comparisons are versus the fourth quarter of 2005.

➢ Pharmaceutical sales grew 20.4 percent to $475.9 million, or 17.9 percent on a constant currency basis. Sales of glaucoma products increased 17.1 percent to $184.6 million, led by sales of **Travatan**® ophthalmic solution and **Azopt**® ophthalmic suspension. The U.S. launch of **Travatan**® **Z**™ ophthalmic solution and strong sales of **DuoTrav**™ ophthalmic solution in select international markets were the key contributors along with a 21.0 percent increase in sales of **Azopt**® ophthalmic suspension. Sales of anti-infection and anti-inflammation products rose 22.2 percent to $183.3 million, mainly due to U.S. share gains for **Vigamox**® ophthalmic solution and **Nevanac**® ophthalmic suspension. Sales of allergy products grew by 12.2 percent to $69.7 million primarily because international growth and the September 2006 launch of **Patanol**® ophthalmic solution in Japan. Otic product sales grew by 13.9 percent to $38.6 million led by steady sales growth of **CiproDex**® **Otic** suspension.

➢ Surgical sales grew 11.3 percent to $582.5 million, or 8.5 percent on a constant currency basis. Sales of intraocular lenses increased 12.3 percent to $208.6 million. In terms of units, the **AcrySof**® line of intraocular lenses grew 11.5 percent. Dollar growth in intraocular lenses was higher than unit growth because of the continued migration to higher performance products such as the **AcrySof**® **Natural** and **AcrySof**® **IQ** intraocular lenses, which together grew 56.1 percent globally.   Fourth quarter sales of **AcrySof**® **ReSTOR**® intraocular lenses increased 5.3 percent to $27.0 million, while full year 2006 sales rose 88.5 percent to $102.2 million. Sales of cataract and vitreoretinal products grew 11.4 percent to $361.7 million, with global sales of the **Infiniti**® vision system, viscoelastics, and procedure packs providing solid growth contributions. Vitreoretinal disposables also contributed to the healthy growth of this category. Refractive revenue declined 6.2 percent due to lower procedure volumes in a weak market environment.

➢ Consumer eye care sales increased 22.3 percent to $166.5 million, or 20.0 percent on a constant currency basis. Global sales of contact lens disinfectants grew 39.3 percent to $92.2 million, because of share gains for **OPTI-FREE**® **RepleniSH**® and **OPTI-FREE**® **EXPRESS**® multi-purpose disinfecting solutions on a global basis. According to A.C. Nielsen Top Line, on a combined basis, these two leading brands accounted for 44.9 percent of the U.S. market for branded contact lens disinfectants in November 2006, approximately 16.4 percentage points greater than in November 2005. Sales of artificial tears increased 17.6 percent to $48.7 million, led by continued strong growth of **Systane**® lubricant eye drops.

Fourth Quarter Earnings Details

Highlights of earnings for the fourth quarter of 2006 are provided below. Unless otherwise noted, all comparisons are versus the fourth quarter of 2005. In the fourth quarter of 2005, the company incurred charges related to damage sustained to its facility in the United Kingdom and to an adverse judgment in a patent lawsuit filed by one of its competitors. The company adopted SFAS 123(R) in 2006 which caused certain share-based compensation expenses to be incurred in 2006 that were not recorded in 2005. These adjustments are discussed above and also reconciled to reported results in the financial tables below. The discussion of fourth quarter earnings below has adjusted 2005 results for these items in order to make them comparable to 2006, unless otherwise noted.

➢ Gross profit margin was 75.5 percent of sales, a decline of 0.4 percentage points from the adjusted gross profit margin in the fourth quarter of 2005, largely due to costs associated with the recall of **Systane**® **Free LIQUID GEL** lubricant eye drops during the fourth quarter of 2006.

➢ Selling, general and administrative expenses were 31.5 percent of sales, an expense reduction of 1.4 percentage points compared to the adjusted selling general and administrative expenses in the fourth quarter of 2005, as the company continued to obtain operating synergies from its global operations.

➢ Research and development expenses were 11.0 percent of sales, compared to adjusted research and development expenses of 11.7 percent of sales in the fourth quarter of 2005.

➢ Operating income increased 27.3 percent to $392.9 million compared to adjusted operating income for the fourth quarter of 2005. This growth was due to strong sales growth, good expense control and lower intangible amortization for the refractive business.

➢ Non-operating income, net of expense, was $18.6 million, a $15.0 million increase over the fourth quarter of 2005, primarily due to gains on investments, higher interest income due to higher interest rates and foreign exchange benefits.

➢ The effective tax rate was 13.8 percent due mainly to the retroactive extension of the research and development tax credit in the United States in the fourth quarter.

New Product and R&D Pipeline Update

Summarized below are updates on selected new products and significant research and development activities.

➢ In January 2007, the Centers for Medicare and Medicaid Services (CMS) approved dual aspect reimbursement for astigmatism correcting intraocular lenses. Alcon has been advised by CMS that its **AcrySof**® **Toric** intraocular lens conforms with the CMS ruling and expects the lens to be available to patients under dual aspect reimbursement.

➢ The U.S. Food and Drug Administration ("FDA") approved **Travatan**® **Z**™ ophthalmic solution and the company commenced its U.S. launch in October 2006.

➢ Commercial distribution in the U.S. of **Pataday**™ ophthalmic solution, the first and only once-a-day ocular allergy medicine, commenced in January 2007.

➢ The Japanese Ministry of Health, Labor and Welfare approved the **AcrySof**® **IQ** intraocular lens at the end of 2006.

➢ The FDA approved the **AcrySof**® **ReSTOR**® apodized diffractive aspheric intraocular lens making it the first FDA-approved presbyopia-correcting intraocular lens. Alcon also received a CE mark in Europe for this lens.

➤ Alcon Japan continued its launch of **Patanol**® ophthalmic solution and also launched **Vegamox**™ solution in October 2006.

Financial Guidance

Alcon's current financial guidance for the full year 2007 and the factors impacting this guidance are provided below.

➤ Total sales are expected to be between $5,350 and $5,450 million.
➤ Diluted earnings per share are expected to be between $5.10 and $5.20.

Other Items

➤ Alcon's board of directors will propose to shareholders a dividend of 2.50 Swiss francs per share. The proposal will be voted on at the company's Annual General Meeting for shareholders on May 9, 2007 in Zug, Switzerland.
➤ Alcon's board of directors also will propose to shareholders at the Annual General Meeting that the company cancel 8 million Alcon common shares, which were repurchased in 2006. The cancellation will become effective after the fulfillment of certain formal Swiss law requirements.
➤ On February 7, 2007, Alcon's board of directors further expanded the company's share repurchase program to allow for the purchase of up to an additional 5 million shares of the company's outstanding common stock.
➤ Approximately 3.2 million employee stock options will vest on February 9, 2007.
➤ The company announced that Mr. Philip Geier will not seek reelection to the board of directors at the 2007 Annual General Meeting because he has reached the mandatory retirement age for board members. Mr. Geier has served on Alcon's board since the initial public offering in March of 2002,and has contributed greatly to Alcon's strategic business and financial direction over the past five years. Alcon extends its thanks and appreciation to him for his counsel and contributions to the company's success since the IPO.
➤ Alcon's board of directors will propose to shareholders that Mr. Gerhard N. Mayr be elected to the board of directors for a two-year term of office at the Company's Annual General Meeting on May 9, 2007 to replace Mr. Geier as one of the board's independent directors (Mr. Geier was a member of the class of directors whose term of office expires in May of 2009). Mr. Mayr had a 32-year career with Eli Lilly & Company, during which he held a wide variety of senior management positions. He retired from Eli Lilly as Executive Vice President, Pharmaceutical Operations in 2004. Mr. Mayr also serves on the boards of Lonza Group Ltd., OMV AG and UCB S.A. Born in Austria, Mr. Mayr has a Masters Degree in Chemical Engineering from the Swiss Federal Institute of Technology and a Masters in Business Administration from Stanford University.

Company Description

Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of **Ciprodex**®, which is a registered trademark of Bayer AG and licensed to Alcon, Inc. by Bayer Healthcare AG. Moxifloxacin is licensed to Alcon, Inc. by Bayer Healthcare AG.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005
Sales	$ 1,224.9	$ 1,054.9	$ 4,896.6	$ 4,368.5
Cost of goods sold	300.2	255.7	1,215.1	1,078.4
Gross profit	924.7	799.2	3,681.5	3,290.1
Selling, general and administrative	385.9	585.3	1,398.5	1,594.7
Research and development	134.5	118.9	512.1	421.8
Amortization of intangibles	11.4	21.6	198.8	85.7
Operating income	392.9	73.4	1,572.1	1,187.9
Other income (expense):				
Gain (loss) from foreign currency, net	2.2	(1.6)	(7.9)	0.7
Interest income	18.2	15.3	74.1	48.7
Interest expense	(10.0)	(10.6)	(42.6)	(38.8)
Other, net	8.2	0.5	21.2	4.4
Earnings before income taxes	411.5	77.0	1,616.9	1,202.9
Income taxes	56.8	16.3	268.8	271.9
Net earnings	$ 354.7	$ 60.7	$ 1,348.1	$ 931.0
Basic earnings per common share	$ 1.17	$ 0.20	$ 4.43	$ 3.04
Diluted earnings per common share	$ 1.16	$ 0.19	$ 4.37	$ 2.98
Basic weighted average common shares	302,000,977	306,138,519	304,279,489	306,036,089
Diluted weighted average common shares	305,934,140	312,505,431	308,671,707	311,903,177

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

| | Three months ended December 31, | | | Foreign Currency | %Change in Constant Currency |
	2006	2005	%Change		
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 255.3	$ 223.2	14.4%	- %	14.4%
Surgical	243.6	233.1	4.5	-	4.5
Consumer eye care	79.3	62.5	26.9	-	26.9
Total United States Sales	**578.2**	**518.8**	**11.4**	-	**11.4**
International:					
Pharmaceutical	220.6	172.1	28.2	5.7	22.5
Surgical	338.9	290.4	16.7	5.0	11.7
Consumer eye care	87.2	73.6	18.5	4.4	14.1
Total International Sales	**646.7**	**536.1**	**20.6**	**5.1**	**15.5**
Total Global Sales	**$ 1,224.9**	**$ 1,054.9**	**16.1%**	**2.6%**	**13.5%**
PRODUCT SALES					
Infection/inflammation	$ 183.3	$ 150.0	22.2%		
Glaucoma	184.6	157.6	17.1		
Allergy	69.7	62.1	12.2		
Otic	38.6	33.9	13.9		
Other pharmaceuticals/rebates	(0.3)	(8.3)	N/M		
Total Pharmaceutical	**475.9**	**395.3**	**20.4**	**2.5%**	**17.9%**
Intraocular lenses	208.6	185.7	12.3		
Cataract/vitreoretinal	361.7	324.8	11.4		
Refractive	12.2	13.0	(6.2)		
Total Surgical	**582.5**	**523.5**	**11.3**	**2.8**	**8.5**
Contact lens disinfectants	92.2	66.2	39.3		
Artificial tears	48.7	41.4	17.6		
Other	25.6	28.5	(10.2)		
Total Consumer Eye Care	**166.5**	**136.1**	**22.3**	**2.3**	**20.0**
Total Global Sales	**$ 1,224.9**	**$ 1,054.9**	**16.1%**	**2.6%**	**13.5%**

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Twelve months ended December 31,			Foreign Currency	%Change in Constant Currency
	2006	2005	%Change		
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 1,170.6	$ 1,047.7	11.7%	- %	11.7%
Surgical	950.4	870.1	9.2	-	9.2
Consumer eye care	342.7	277.6	23.5	-	23.5
Total United States Sales	**2,463.7**	**2,195.4**	**12.2**	-	**12.2**
International:					
Pharmaceutical	836.6	720.0	16.2	1.4	14.8
Surgical	1,253.4	1,146.8	9.3	0.2	9.1
Consumer eye care	342.9	306.3	11.9	1.1	10.8
Total International Sales	**2,432.9**	**2,173.1**	**12.0**	**0.7**	**11.3**
Total Global Sales	**$ 4,896.6**	**$ 4,368.5**	**12.1%**	**0.4%**	**11.7%**
PRODUCT SALES					
Infection/inflammation	$ 734.2	$ 641.0	14.5%		
Glaucoma	694.0	621.4	11.7		
Allergy	386.6	357.5	8.1		
Otic	233.4	211.9	10.1		
Other pharmaceuticals/rebates	(41.0)	(64.1)	N/M		
Total Pharmaceutical	**2,007.2**	**1,767.7**	**13.5**	**0.5%**	**13.0%**
Intraocular lenses	794.4	689.4	15.2		
Cataract/vitreoretinal	1,357.7	1,271.3	6.8		
Refractive	51.7	56.2	(8.0)		
Total Surgical	**2,203.8**	**2,016.9**	**9.3**	**0.1**	**9.2**
Contact lens disinfectants	370.6	292.6	26.7		
Artificial tears	200.4	170.8	17.3		
Other	114.6	120.5	(4.9)		
Total Consumer Eye Care	**685.6**	**583.9**	**17.4**	**0.6**	**16.8**
Total Global Sales	**$ 4,896.6**	**$ 4,368.5**	**12.1%**	**0.4%**	**11.7%**

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

		Dec. 31, 2006		Dec. 31, 2005
Assets				
Current assets:				
Cash and cash equivalents	$	1,489.2	$	1,457.2
Short term investments		321.0		377.7
Trade receivables, net		912.8		725.4
Inventories		473.8		427.2
Deferred income tax assets		122.5		131.5
Other current assets		142.8		149.0
Total current assets		3,462.1		3,268.0
Long term investments		91.1		154.8
Property, plant and equipment, net		920.7		829.6
Intangible assets, net		95.2		293.7
Goodwill		553.2		550.0
Long term deferred income tax assets		235.7		77.5
Other assets		69.3		54.6
Total assets	$	5,427.3	$	5,228.2
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	168.9	$	156.0
Short term borrowings		926.5		1,021.5
Current maturities of long term debt		5.8		5.9
Other current liabilities		899.9		1,095.1
Total current liabilities		2,001.1		2,278.5
Long term debt, net of current maturities		49.0		56.0
Long term deferred income tax liabilities		10.1		15.8
Other long term liabilities		453.5		321.8
Contingencies				
Shareholders' equity:				
Common shares		43.9		43.4
Additional paid-in capital		1,064.5		806.3
Accumulated other comprehensive income		127.3		90.9
Retained earnings		3,201.9		2,282.3
Treasury shares, at cost		(1,524.0)		(666.8)
Total shareholders' equity		2,913.6		2,556.1
Total liabilities and shareholders' equity	$	5,427.3	$	5,228.2

Note: Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in millions)

| | Year ended December 31, | |
	2006	2005
Cash provided by operating activities:		
Net cash from operating activities	$ 1,405.9	$ 1,235.0
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(222.3)	(162.2)
Purchases of intangible assets	--	(43.2)
Net sales (purchases) of available-for-sale investments	54.7	(180.6)
Other	1.5	3.7
Net cash from investing activities	(166.1)	(382.3)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	(108.3)	123.9
Repayment of long term debt	(6.3)	(16.1)
Dividends on common shares	(416.8)	(302.0)
Acquisition of treasury shares	(899.2)	(391.9)
Tax benefits from share-based payment arrangements	96.1	--
Proceeds from exercise of stock options	109.8	153.1
Net cash from financing activities	(1,224.7)	(433.0)
Effect of exchange rates on cash and cash equivalents	16.9	(55.9)
Net increase (decrease) in cash and cash equivalents	32.0	363.8
Cash and cash equivalents, beginning of period	1,457.2	1,093.4
Cash and cash equivalents, end of period	$ 1,489.2	$ 1,457.2
Supplemental disclosure of cash flow information:		
Cash paid during the period for the following:		
Interest expense, net of amount capitalized	$ 42.6	$ 37.8
Income taxes	$ 274.0	$ 157.4

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in millions, except per share data)

		Year ended December 31, 2006 [1]		
		Non-GAAP Adjustments		
	Reported	**Patent Lawsuits Settlement**	**Refractive Impairment**	**Non-GAAP Adjusted**
Sales	$ 4,896.6	$ --	$ --	$ 4,896.6
Cost of goods sold	1,215.1	--	(19.1)	1,196.0
Gross profit	3,681.5	--	19.1	3,700.6
Selling, general and administrative	1,398.5	119.0	--	1,517.5
Research and development	512.1	--	--	512.1
Amortization of intangibles	198.8	--	(125.7)	73.1
Operating income	1,572.1	(119.0)	144.8	1,597.9
Other income (expense):				
Gain (loss) from foreign currency, net	(7.9)	--	--	(7.9)
Interest income	74.1	--	--	74.1
Interest expense	(42.6)	--	--	(42.6)
Other, net	21.2	--	--	21.2
Earnings before income taxes	1,616.9	(119.0)	144.8	1,642.7
Income taxes	268.8	(21.5)	52.8	300.1
Net earnings	$ 1,348.1	$ (97.5)	$ 92.0	$ 1,342.6
Diluted earnings per common share	$ 4.37	$ (0.32)	$ 0.30	$ 4.35

Selected ratios as percent of sales

Selling, general and administrative	28.6 %			31.0%
Operating income	32.1			32.6

Other selected financial ratios

% Operating Income Growth	32.3			17.6
% Net Earnings Growth	44.8			24.5

(1) The items above adjusted for settlement of patent lawsuits and impairment charges of certain refractive assets are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects. Growth rates reflect performance versus the same period in the prior year.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in millions, except per share data)

	Three months ended December 31, 2005 [1]				
		Non-GAAP Adjustments			
	Reported	Patent Lawsuit Judgment	UK Facility Damage	SFAS 123(R) Expenses	Non-GAAP Adjusted
Sales	$ 1,054.9	$ --	$ --	$ --	$ 1,054.9
Cost of goods sold	255.7	--	(3.2)	2.1	254.6
Gross profit	799.2	--	3.2	(2.1)	800.3
Selling, general and administrative	585.3	(240.0)	(5.5)	7.4	347.2
Research and development	118.9	--	--	4.0	122.9
Amortization of intangibles	21.6	--	--	--	21.6
Operating income	73.4	240.0	8.7	(13.5)	308.6
Other income (expense):					
Gain (loss) from foreign currency, net	(1.6)	--	--	--	(1.6)
Interest income	15.3	--	--	--	15.3
Interest expense	(10.6)	--	--	--	(10.6)
Other, net	0.5	--	--	--	0.5
Earnings before income taxes	77.0	240.0	8.7	(13.5)	312.2
Income Taxes	16.3	43.3	(2.3)	(3.0)	54.3
Net Earnings	$ 60.7	$ 196.7	$ 11.0	$ (10.5)	$ 257.9
Diluted earnings per common share	$ 0.19	$ 0.63	$ 0.04	$ (0.03)	$ 0.83
Select ratios as a percent of sales					
Selling, general and administrative	55.5%				32.9%
Operating income	7.0				29.3

(1) The items above adjusted for the adverse judgment in a patent lawsuit with a competitor, damage sustained at our UK facility, and charges related to SFAS 123(R) are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in millions, except per share data)

	Year ended December 31, 2005 [1]				
		Non-GAAP Adjustments			
	Reported	Patent Lawsuit Judgment	UK Facility Damage	SFAS 123(R) Expenses	Non-GAAP Adjusted
Sales	$ 4,368.5	$ --	$ --	$ --	$ 4,368.5
Cost of goods sold	1,078.4	--	(3.2)	12.1	1,087.3
Gross profit	3,290.1	--	3.2	(12.1)	3,281.2
Selling, general and administrative	1,594.7	(240.0)	(5.5)	42.6	1,391.8
Research and development	421.8	--	--	23.3	445.1
Amortization of intangibles	85.7	--	--	--	85.7
Operating income	1,187.9	240.0	8.7	(78.0)	1,358.6
Other income (expense):					
Gain (loss) from foreign currency, net	0.7	--	--	--	0.7
Interest income	48.7	--	--	--	48.7
Interest expense	(38.8)	--	--	--	(38.8)
Other, net	4.4	--	--	--	4.4
Earnings before income taxes	1,202.9	240.0	8.7	(78.0)	1,373.6
Income Taxes	271.9	43.3	(2.3)	(17.6)	295.3
Net Earnings	$ 931.0	$ 196.7	$ 11.0	$ (60.4)	$ 1,078.3
Diluted earnings per common share	$ 2.98	$ 0.63	$ 0.04	$ (0.19)	$ 3.46
Select ratios as a percent of sales					
Selling, general and administrative	36.5%				31.9%
Operating income	27.2				31.1

(1) The items above adjusted for the adverse judgment in a patent lawsuit with a competitor, damage sustained at our UK facility, and charges related to SFAS 123(R) are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President,
Investor Relations and Strategic Corporate Communications
817-551-8974
or
Matthew Head
Manager,
Investor Relations
817-551-8550
www.alcon.com